Exhibit 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities

As of June 30, 2023, nVent Electric plc has fully and unconditionally guaranteed payment of the following senior notes issued by nVent Finance S.à r.l., a wholly owned subsidiary of nVent Electric plc: $500.0 million aggregate principal amount of 4.550% senior notes due 2028, $300.0 million aggregate principal amount of 2.750% senior notes due 2031 and $500.0 million aggregate principal amount of 5.650% senior notes due 2033.